SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2003

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico

(Address of principal executive offices)

1-13200

(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  [  ]     No   [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

	By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer
Dated: May 7, 2003.

P1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

CONSOLIDATED BALANCE SHEETS
AT AND AS OF MARCH 31, 2003 AND 2002
(Thousands of Mexican Pesos)

		1ST QUARTER 2003		1ST QUARTER 2002
REF
S	CONCEPTS	Amount	%	Amount	%

1	TOTAL ASSETS	12,763,130	100%	15,616,987	100%
2	CURRENT ASSETS	6,378,489	50%	9,037,250	58%
3	CASH AND SHORT-TERM INVESTMENTS	2,235,772	18%	2,269,910	15%
4	ACCOUNTS RECEIVABLE (NET)	1,083,903	8%	3,115,960	20%
5	OTHER ACCOUNTS RECEIVABLE	465,940	4%	856,184	5%
6	INVENTORIES	2,592,874	20%	2,795,196	18%
7	OTHER CURRENT ASSETS
8	LONG-TERM ASSETS	1,559,602	12%	985,783	6%
9	ACCOUNTS RECEIVABLE (NET)
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES AND AFFILIATES	1,559,602	12%	985,783	6%
11	OTHER
12	PROPERT, PLANT AND EQUIPMENT	3,088,297	24%	3,758,841	24%
13	PROPERTIES	3,190,802	25%	3,299,209	21%
14	MACHINERY AND INDUSTRIAL EQUIPMENT	302,431	2%	417,364	3%
15	OTHER EQUIPMENT	2,789,853	22%	3,718,798	24%
16	ACCUMULATED DEPRECIATION	(3,194,789)	-25%	(3,676,530)	-24%
17	CONSTRUCTION IN PROGRESS
18	DEFERRED ASSETS (NET)	1,328,644	10%	1,436,506	9%
19	OTHER ASSETS	408,098	3%	398,607	3%
20	TOTAL LIABILITIES	7,530,468	100%	8,907,863	100%
21	CURRENT LIABILITIES	3,245,984	43%	4,018,595	45%
22	SUPPLIERS	2,134,316	28%	2,504,505	28%
23	BANK DEBT	717,455	10%	1,064,668	12%
24	STOCK MARKET LOANS
25	PAYABLE TAXES	46,128	1%	76,766	1%
26	OTHER CURRENT LIABILITIES	348,085	5%	372,656	4%
27	LONG-TERM LIABILITIES	2,979,557	40%	3,657,720	41%
28	BANK DEBT			1,005,378
29	STOCK MARKET LOANS	2,964,500	39%	2,617,565	29%
30	OTHER DEBT	15,057	0%	34,777	0%
31	DEFERRED CREDITS	1,228,532	16%	1,143,925	13%
32	OTHER LIABILITIES	76,395	1%	87,623	1%
33	CONSOLIDATED STOCKHOLDERS’ EQUITY	5,232,662	100%	6,709,124	100%
34	MINORITY STOCKHOLDERS	64,102	1%	138,516	2%
35	MAJORITY STOCKHOLDERS	5,168,560	99%	6,570,608	98%
36	CONTRIBUTED CAPITAL	1,738,464	33%	2,116,287	32%
38	CAPITAL STOCK (NOMINAL)	547,649	10%	558,136	8%
38	CAPITAL STOCK (RESTATEMENT)	116,310	2%	105,605	2%
39	PAID-IN CAPITAL	1,074,505	21%	1,452,546	22%
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
41	GAINED CAPITAL	3,430,096	66%	4,454,321	66%
42	RETAINED EARNINGS AND CAPITAL RESERVES	6,844,481	131%	6,922,043	103%
43	RESERVE FOR REPURCHASE OF SHARES	432,149	8%	688,899	10%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(3,781,454)	-72%	(3,431,956)	-51%
45	NET INCOME FOR THE PERIOD	(65,080)	-1%	275,335	4%

P2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

CONSOLIDATED BALANCE SHEETS
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos)

		1ST QUARTER 2003		1ST QUARTER 2002
REF
S	CONCEPTS	Amount	%	Amount	%

3	CASH AND SHORT-TERM INVESTMENTS	2,235,772	100%	2,269,910	100%
46	CASH	207,199	9%	310,025	14%
47	SHORT-TERM INVESTMENTS	2,028,573	91%	1,959,885	86%
18	DEFERRED ASSETS (NET)	1,328,644	100%	1,436,506	100%
48	CAPITALIZED EXPENSES		0%		0%
49	GOODWILL	1,328,644	100%	1,436,506	100%
50	DEFERRED TAXES		0%		0%
51	OTHER		0%		0%
21	CURRENT LIABILITIES	3,245,984	100%	4,018,595	100%
52	DENOMINATED IN FOREING CURRENCY	435,560	13%	986,792	25%
53	DENOMINATED IN MEXICAN PESOS	2,810,424	87%	3,031,803	75%
24	STOCK MARKET LOANS	—	100%	—	100%
54	COMMERCIAL PAPER		0%		0%
55	MEDIUM-TERM NOTES		0%		0%
56	CURRENT PORTION OF LONG-TERM DEBT		0%		0%
26	OTHER CURRENT LIABILITIES	348,085	100%	372,656	100%
57	INTEREST BEARING CURRENT LIABILITIES	77,669	22%	100,484	27%
58	NON-INTEREST BEARING CURRENT LIABILITIES	270,416	78%	272,172	73%
27	LONG-TERM LIABILITIES	2,979,557	100%	3,657,720	100%
59	DENOMINATED IN FOREING CURRENCY	2,979,557	100%	3,657,720	100%
60	DENOMINATED IN MEXICAN PESOS	—	0%		0%
29	STOCK MARKET LOANS	2,964,500	100%	2,617,565	100%
61	BONDS	2,964,500	100%	2,617,565	0%
62	MEDIUM-TERM NOTES		0%		0%
30	OTHER DEBT	15,057	100%	34,777	100%
63	INTEREST BEARING CURRENT LIABILITIES	15,057	100%	34,777	100%
64	NON-INTEREST BEARING CURRENT LIABILITIES		0%		0%
31	DEFERRED CREDITS	1,228,532	100%	1,143,925	100%
65	NEGATIVE GOODWILL	4,281	0%	74,044	6%
66	DEFERRED TAXES	778,946	63%	329,155	29%
67	OTHER	445,305	36%	740,726	65%
32	OTHER LIABILITIES	76,395	100%	87,623	100%
68	RESERVES	57,990	76%	62,271	71%
69	OTHER	18,405	24%	25,352	29%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(3,781,454)	100%	(3,431,956)	100%
70	MONETARY POSITION ACCUMULATED EFFECT		0%		0%
71	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(3,781,454)	100%	(3,431,956)	100%

P3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

CONSOLIDATED FINANCIAL STATEMENTS
OTHER INFORMATION
(Thousands of Mexican Pesos)

		1ST QUARTER 2003	1ST QUARTER 2002
REF
S	CONCEPTS	Amount	Amount

72	WORKING CAPITAL	3,132,505	5,018,655
73	PENSION FUND AND SENIORITY PREMIUM RESERVE	57,990	62,271
74	EXECUTIVES (*)	95	81
75	EMPLOYEES (*)	19,033	17,292
76	WORKERS (*)	—	—
77	OUTSTANDING SHARES (*)	237,612,318	242,162,362
78	REPURCHASED SHARES (*)	7,448,242	2,673,342

(*) THESE CONCEPTS ARE EXPRESSED IN UNITS

P4

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO MARCH 31, 2003 AND 2002
(Thousands of Mexican Pesos)

		1ST QUARTER 2003		1ST QUARTER 2002
REF
R	CONCEPTS	Amount	%	Amount	%

1	NET SALES	4,235,375	100%	4,052,762	100%
2	COST OF GOODS SOLD	2,474,165	58%	2,419,135	60%
3	GROSS PROFIT	1,761,210	42%	1,633,627	40%
4	OPERATING EXPENSES	1,249,476	30%	1,184,374	29%
5	OPERATING INCOME	511,734	12%	449,253	11%
6	COMPREHENSIVE FINANCING RESULT	362,636	9%	627	0%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	149,098	4%	448,626	11%
8	OTHER FINANCIAL OPERATIONS
9	PRE-TAX INCOME	149,098	4%	448,626	11%
10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY
	PROFIT SHARING	110,759	3%	118,288	3%
11	INCOME BEFORE EQUITY IN INCOME OF NON-
	CONSOLIDATED SUBSIDIARIES AND AFFILIATES	38,339	1%	330,338	8%
12	EQUITY IN INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND AFFILIATES	(102,569)	-2%	532	0%
13	INCOME FROM CONTINUING OPERATIONS	(64,230)	-2%	330,870	8%
14	DISCONTINUED OPERATIONS			51,455	1%
15	INCOME BEFORE EXTRAORDINARY ITEMS	(64,230)	-2%	279,415	7%
16	EXTRAORDINARY ITEMS - NET
17	NET EFFECT OF CHANGES IN ACCOUNTING
	PRINCIPLES
18	NET CONSOLIDATED INCOME	(64,230)	-2%	279,415	7%
19	INCOME OF MINORITY STOCKHOLDERS	850	0%	4,080	0%
20	INCOME OF MAJORITY STOCKHOLDERS	(65,080)	-2%	275,335	7%

P5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos)

		1ST QUARTER 2003		1ST QUARTER 2002
REF
R	CONCEPTS	Amount	%	Amount	%

1	NET SALES	4,235,375	100%	4,052,762	100%
21	DOMESTIC	3,946,663	93%	3,811,172	94%
22	FOREIGN	288,712	7%	241,590	6%
23	FOREIGN SALES EXPRESSES IN U.S. DOLLARS(***)	26,782		25,381
6	COMPREHENSIVE FINANCING RESULT	362,636	100%	627	100%
24	INTEREST EXPENSE	235,274	65%	147,137	23467%
25	EXCHANGE LOSS	171,343	47%		0%
26	INTEREST INCOME	(17,418)	-5%	(67,075)	-10698%
27	EXCHANGE GAIN		0%	(63,558)	-10137%
28	GAIN ON NET MONETARY POSITION	(26,563)	-7%	(15,877)	-2532%
8	OTHER FINANCIAL OPERATIONS	—		—
29	OTHER EXPENSES (INCOME) - NET
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM
	INVESTMENTS
10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY
	PROFIT SHARING	110,759	100%	118,288	100%
32	INCOME TAX	17,269	16%	17,399	15%
33	DEFERRED INCOME TAX	93,490	84%	100,889	85%
34	EMPLOYEES’ STATUTORY PROFIT SHARING		0%		0%
35	DEFERRED EMPLOYEES’ STATUTORY PROFIT SHARING		0%		0%

(***) THOUSANDS OF U.S. DOLLARS

P6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
OTHER INFORMATION
(Thousands of Mexican Pesos)

		1ST QUARTER 2003	1ST QUARTER 2002
REF
R	CONCEPTS	Amount	Amount

36	TOTAL SALES	4,235,375	4,052,762
37	NET INCOME FOR THE PERIOD(**)	50,791	51,174
38	NET SALES(**)	16,979,243	16,298,822
39	OPERATING INCOME (**)	2,352,204	2,097,402
40	INCOME OF MAJORITY STOCKHOLDERS(**)	(259,489)	1,210,307
41	CONSOLIDATED NET INCOME(**)	(270,274)	1,224,414

(***) LAST TWELVE MONTHS INFORMATION

P7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO MARCH 31, 2003 AND 2002
(Thousands of Mexican Pesos)

		1ST QUARTER 2003	1ST QUARTER 2002
REF
C	CONCEPTS	Amount	Amount

1	CONSOLIDATED NET INCOME	(64,230)	279,415
2	+ ( - ) ITEMS CHARGED (CREDITED) TO INCOME
	NOT AFFECTING RESOURCES	431,691	227,577
3	CASH FLOW FROM NET INCOME OF THE YEAR	367,461	506,992
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	230,179	(11,707)
5	CASH GENERATED BY (USED ON) OPERATING
	ACTIVITIES	597,640	495,285
6	CASH FLOW FROM EXTERNAL FINANCING	(1,412,489)	(287,345)
7	CASH FLOW FROM INTERNAL FINANCING	212	37,974
8	CASH GENERATED BY (USED ON) FINANCING
	ACTIVITIES	(1,412,277)	(249,371)
9	CASH GENERATED BY (USED ON) INVESTING
	ACTIVITIES	(67,005)	(25,534)
10	NET INCREASE (DECREASE) IN CASH AND CASH
	EQUIVALENTS	(881,642)	220,380
11	CASH AND CASH EQUIVALENTS AT BEGINNING
	OF PERIOD	3,117,414	2,049,530
12	CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,235,772	2,269,910

P8

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO MARCH 31, 2003 AND 2002
(Thousands of Mexican Pesos)

		1ST QUARTER 2003	1ST QUARTER 2002
REF
C	CONCEPTS	Amount	Amount

2	+ ( - ) ITEMS CHARGED (CREDITED) TO INCOME NOT
	AFFECTING RESOURCES	431,691	227,577
13	DEPRECIATION AND AMORTIZATION OF THE PERIOD	216,702	198,949
14	INCREASE (DECREASE) IN PENSION FUND AND
	SENIORITY PREMIUM RESERVE	879	1,482
15	EXCHANGE (GAIN) LOSSES
16	NET INCOME (EXPENSE) FROM RESTATEMENT OF
	ASSETS AND LIABILITIES
17	OTHER ITEMS	214,110	27,146
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	230,179	(11,707)
18	(INCREASE) DECREASE IN ACCOUNTS RECEIVABLE	822,178	511,471
19	(INCREASE) DECREASE IN INVENTORIES	318,525	339,257
20	(INCREASE) DECREASE IN LONG-TERM ACCOUNTS
	RECEIVABLE AND OTHER ASSETS	353,066	(68,478)
21	INCREASE (DECREASE) IN SUPPLIERS	(694,406)	(96,488)
22	INCREASE (DECREASE) IN OTHER LIABILITIES	(569,184)	(697,469)
6	CASH FLOW FROM EXTERNAL FINANCING	(1,412,489)	(287,345)
23	SHORT-TERM BANK DEBT AND STOCK MARKET LOANS	(606,215)	184,227
24	LONG-TERM BANK DEBT AND STOCK MARKET LOANS	(787,554)	(354,382)
25	DIVIDENDS RECEIVED
26	OTHER FINANCING
27	(- ) BANK DEBT AMORTIZATION
28	(- ) STOCK MARKET LOANS AMORTIZATION
29	(- ) OTHER FINANCING	(18,720)	(117,190)
7	CASH FLOW FROM INTERNAL FINANCING	212	37,974
30	INCREASE (DECREASE) IN CAPITAL STOCK	212
31	PAID DIVIDENDS
32	PAID-IN CAPITAL		37,974
33	CONTRIBUTIONS FOR FUTURE CAPITAL STOCK
	INCREASES
9	CASH GENERATED BY (USED ON) INVESTING
	ACTIVITIES	(67,005)	(25,534)
34	(INCREASE) DECREASE IN PERMANENT INVESTMENTS	(408,655)
35	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	341,650	(25,534)
36	INCREASE IN CONSTRUCTION IN PROGRESS
37	SALE OF PERMANENT INVESTMENTS
38	SALE OF FIXED ASSETS
39	OTHER ITEMS

P9

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

FINANCIAL RATIOS
CONSOLIDATED FINANCIAL STATEMENTS

REF
P	CONCEPTS	1ST QUARTER 2003		1ST QUARTER 2002

	YIELD
1	NET INCOME TO NET SALES	(1.52)%		6.89%
2	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	(5.02)%		18.42%
3	NET INCOME TO TOTAL ASSETS (**)	(2.12)%		7.84%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	—%		—%
5	INCOME DUE TO GAIN ON NET MONETARY POSITION	(41.36)%		5.68%
	ACTIVITY
6	NET SALES TO TOTAL ASSETS (**)	1.33	times	1.04	times
7	NET SALES TO FIXED ASSETS (**)	5.50	times	4.34	times
8	INVENTORY TURNAROUND (**)	3.76	times	3.08	times
9	RECEIVABLES TURNAROUND	20.00	days	60.00	days
10	INTEREST EXPENSE TO TOTAL INTEREST BEARING LIABILITIES (**)	27.42%		22.15%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	59.00%		57.04%
12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	1.44	times	1.33	times
13	FOREIGN CURRENCY LIABILITIES TO FIXED ASSETS	45.35%		52.14%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	96.48%		97.31%
15	OPERATING INCOME TO INTEREST EXPENSE	2.18	times	3.05	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.25	times	1.83	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.97	times	2.25	times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES	1.17	times	1.55	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.85	times	1.01	times
20	CASH TO CURRENT LIABILITIES	68.88%		56.49%
	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	8.68%		12.51%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	5.43%		(0.29)%
23	CASH GENERATED BY (USED IN) OPERATING ACTIVITIES TO INTEREST EXPENSE	2.54	times	3.37	times
24	EXTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	100.02%		115.23%
25	INTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	(0.02)%		(15.23)%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED BY (USED IN) INVESTING ACTIVITIES	(509.89)%		100.00%

(**) LAST TWELVE MONTHS INFORMATION

P10

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

PER SHARE DATA
CONSOLIDATED FINANCIAL STATEMENTS

REF
D	CONCEPTS	1ST QUARTER 2003		1ST QUARTER 2002

1	BASIC EARNINGS PER COMMON SHARE (**)	(1.14)		5.04
2	BASIC EARNINGS PER PREFERENT SHARE (**)	—		—
3	DILUTED EARNNGS PER COMMON SHARE (**)	—		—
4	EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS (**)	(0.02)		5.81
5	EFFECT OF DISCONTINUED OPERATIONS ON EARNINGS PER COMMON SHARE (**)	(1.12)		(0.77)
6	EFFECT OF EXTRAORDINARY ITEMS ON EARNINGS PER COMMON SHARE (**)	—		—
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON EARNINGS PER COMMON SHARE (**)	—		—
8	BOOK VALUE PER SHARE	21.75		27.13
9	ACCUMULATED CASH DIVIDEND PER COMMON SHARE	—		—
10	DIVIDEND IN SHARES PER COMMON SHARE	—	shares	—	shares
11	MARKET PRICE TO BOOK VALUE	1.00	times	1.43	times
12	MARKET PRICE TO BASIC EARNINGS PER COMMON SHARE (**)	(19.40)	times	7.86	times
13	MARKET PRICE TO BASIC EARNINGS PER PREFERENT SHARE (**)	—	times	—	times

(**) LAST TWELVE MONTHS INFORMATION

P11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

GENERAL DIRECTOR REPORT

ANNEX 1

1Q EBITDA Increases 14% to Record Ps. 738 Million

— Banco Azteca More Than Doubles Net Deposits Reaching 1.5 Billion Pesos —

— Net Debt Declines 40% —

Highlights:

1Q03 EBITDA rose 14% YoY to a record Ps. 738 million from Ps. 647 million in 1Q02, largely as a result of a 4.5% YoY growth in consolidated revenue and on-going cost and expense controls. Furthermore, new compensation scheme based on contribution (revenue minus cost and expenses minus imputed cost of capital), continues to positively impact results.

In only five months of operation, Banco Azteca’s net deposits surpassed Ps. 1.5 billion, a 243% increase from initial net deposits transferred from Serfin. Additionally, after only four months of operation, Banco Azteca’s gross portfolio reached more than Ps. 2.6 billion.

Net debt declined 40% YoY and 24% QoQ to Ps. 1.539 billion in 1Q03 from Ps. 2.553 billion in 1Q02 and Ps. 2.023 bn in 4Q02, respectively. During 1Q03, Grupo Elektra paid off its US$130 million syndicated loan and US$52 million of its outstanding Euro commercial paper. Furthermore, Grupo Elektra was able to accelerate and complete the anticipated amortization of its outstanding public securitization program representing an amount of Ps 2.450 billion. The resources for these payments came largely from the cash position of the company, the issuance of debt in pesos for approximately Ps. 550 million and a series of transaction including the sale of assets to Banco Azteca used for its day-to-day operations.

Mexico City, April 28, 2003 –Grupo Elektra S.A. de C.V. (NYSE:EKT, BMV: ELEKTRA*), Latin America’s leading specialty retailer, consumer finance and banking services company, reported today financial results for the first quarter of 2003.

Javier Sarro, Chief Executive Officer of Grupo Elektra, commented: “Results for the first quarter of the year were in line with expectations. We continued to deliver strong cash flow amidst a still uncertain consumer environment. This was largely achieved on top of an increased market share that further consolidates our leadership in the specialty retail segment and our successful on-going cost and expense controls.”

He continued: “In addition, we are now fully reaping the benefits of our new compensation scheme, which was gradually implemented throughout the last 18 months. Geared by contribution, the scheme is an excellent complement to our on-going efforts to control costs and expenses at all levels of the organization.”

“The first full quarter of operations of Banco Azteca was extremely encouraging as we were able to exceed the goals set for our deposit and consumer loans products. This creates a solid base to gradually increase our selection of quality financial products and services directed to Grupo Elektra’s large retail customer base”, said Carlos Septién, Chief Executive Officer of Banco Azteca.

P12

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

GENERAL DIRECTOR REPORT

ANNEX 1

Rodrigo Pliego, Chief Financial Officer of Grupo Elektra, stated: “Our financial strategy for 2003 will benefit all our stakeholders. Our main objectives in the short-term are to pre-pay expensive debt and to reduce our exposure to dollar-denominated liabilities. This will allow us to reduce financial expenses for Grupo Elektra. In addition, the transactions conducted with Banco Azteca represent the separation of assets and elimination of inter-company agreements between the retail division and the bank”. (Note: for details on these transactions please see press release dated March 24, 2003 which is available in our award-winning website at www.grupoelektra.com.mx).

1Q03 Financial Highlights:

In response to the feedback received from market participants and in order to enhance the transparency of our reports, we are presenting the results of Banco Azteca under the equity participation method. All figures and discussions detailed in this press release result from the application of this accounting method that provides a clearer overview of the separated results of our retail division and of Banco Azteca.

For details on the quarterly performance of Elektra, Salinas y Rocha and Bodega de Remates formats, products and services please see Annexes A through F of the attached pages at the end of this press release (“tríptico”).

Comments on 1Q03 results:

Revenue

Total revenue increased 4.5% YoY largely due to a 7.7% YoY increase in revenue of the retail division. This was in turn due to a strong performance of the Elektra and Bodega de Remates store formats, where revenue increased by 6.7% and 33.7%, respectively, over the same period. The positive performance of the retail division was partially offset by a 9.2% YoY decrease in revenue of the consumer finance division. This was due to the fact that Grupo Elektra, through its Elektrafin subsidiary, ceased to provide consumer credit as of December 1, 2002. Since that date, Banco Azteca started offering consumer loans for customers of Grupo Elektra.

Gross Profit

Gross profit experienced a strong, 7.8% YoY increase thanks to the above mentioned revenue increase and margin expansion in our credit division, from 76.3% in 1Q02 to 95.8% in 1Q03. This results from the application of the equity method, through which the provision for doubtful accounts (i.e. a cost) has been generated at Banco Azteca since December 1, 2002.

EBITDA and Operating Profit

The increase in revenue, coupled with the expansion in gross margin and a marginal 2.5% YoY increase in operating expenses resulted in a 14.0% YoY increase in EBITDA. Operating expenses remained in check due to our ongoing cost and expense control programs and our new compensation scheme based on contribution, which makes employees at all levels of the organization more careful with expenditures.

Meanwhile, operating profit increased by 13.9% YoY as depreciation and amortization expenses rose 22.3% over the

P13

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

GENERAL DIRECTOR REPORT

ANNEX 1

same period due to the fact that the pre-payment of the public securitization program of accounts receivable forced us to fully amortize Ps. 47.2 million of issuing expenses of the program, which were being gradually amortized over its life.

Comprehensive Cost of Financing

Strong operating performance was largely offset by a comprehensive cost of financing of Ps. 362.6 million in 1Q03, compared to Ps. 0.6 million in 1Q02. The Ps. 362.0 million YoY increase is explained by:

• A Ps. 137.9 million increase in net interest expense coming from:

• Ps. 49.7 million lower interest income resulting from lower interest rates, and

• Ps. 88.1 million higher interest expenses due to the penalty fee paid for the pre-payment of the public securitization program of accounts receivable and interests paid on the new private securitization program. The basis to calculate interests on the new securitization program leads to high front-ended payments which diminish over its life, compared to the straight line basis of calculation on the former program.

• FX losses of Ps. 171.3 million in 1Q03 compared to FX gains of Ps. 63.6 million in 1Q02.

• These increases in financial expenses were partially offset by a monetary gain that was Ps. 10.7 million higher than that of the same quarter last year.

Net Profit

The above mentioned increase in the comprehensive cost of financing, coupled with a Ps. 41.7 million loss in Banco Azteca and a Ps. 60.9 million loss from our investment in CASA, led to a net loss for 1Q03 of Ps. 65.1 million, compared to a Ps. 275.3 million net profit during 1Q02.

1.0	Retail Division

During 1Q03 we benefited from our enhanced “Nobody Undersells Elektra” strategy. Sales volumes were positively impacted as evidenced by the YoY revenue increases in all our store formats (8%, 30% and 6% for Elektra, Bodega de Remates and Salinas y Rocha, respectively) and our core product lines (6.7% in the combined revenue of electronics, household appliances, furniture and small appliances).

We believe the volume increases, coupled with better terms from suppliers, offset the negative impact on gross margins. Since Banco Azteca started offering consumer loans to our customers, our retail division gets paid in cash for all customer sales, regardless of whether they are made with cash or credit. As a result of this, we have been able to negotiate better terms from suppliers,.

For details on the quarterly performance of Elektra, Salinas y Rocha and Bodega de Remates formats, products and services please see Annexes A through F of the attached pages at the end of this press release (“tríptico”).

The following are explanations of certain highlights.

P14

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

GENERAL DIRECTOR REPORT

ANNEX 1

Telephones (Wireless Products and Services). The low penetration of telephony services, which is especially prevalent within the target market of Grupo Elektra, still provides a high growth potential opportunity for this category of products. During 1Q03, we continued to grow revenue and, most importantly, gross profit in this increasingly important product line as we benefit from a broader selection of wireless products. Revenue increased 29% to Ps. 236.1 million from Ps. 182.7 million in 1Q02. Meanwhile, gross profit increased 42% to Ps. 55.7 million in 1Q03 from Ps. 39.1 million in 1Q02.

Western Union. Momentum for our electronic money transfer business continued to build thanks to our successful advertising and promotional campaigns. We expect the positive trend experienced in this business during recent quarters to continue throughout 2003. During 1Q03 we were able to increase the number of transactions in our US to Mexico electronic money transfer business by 44% to 900,000. This represents an amount transfered of US$214 million, a 67% YoY increase. This led to a revenue increase of 22% in 1Q03 to Ps. 87.6 million from Ps. 72.1 million in 1Q02. Over the same period gross profit increased 22% to Ps. 85.9 million in 1Q03 from Ps. 70.5 million in 1Q02.

Dinero Express. During 1Q03 revenue from our domestic electronic money transfer service increased 33% to Ps. 59.5 million from Ps. 44.9 million in 1Q02. Revenue was boosted by a 37% increase in the number of transfers from 585,000 in 1Q02 to 804,000 in 1Q03. This represents a 34% increase in the amount transferred, from Ps. 653 million in 1Q02 to Ps. 877 million in 1Q03.

Computers, Peripherals and Accessories. The increased promotional efforts launched in 4Q02 to increase volumes in this important line of products paid off. As a result, revenue during 1Q03 reversed its negative trend, growing by 1% to Ps. 154.9 million from Ps. 153.3 million in 1Q02.

2.0	Banco Azteca Operations

2.1	Banco Azteca and Credimax Consumer Loans

Banco Azteca started issuing its own consumer loans for durables and personal loans as of December 1, 2002, while Credimax ceased to issue new consumer loans in Mexico on the same date after a smooth and efficient transition process. The outstanding portfolio of Credimax in Mexico is being extinguished during 2003. The outstanding credit portfolio and the new accounts generated in our operations in Guatemala, Honduras and Peru remain at Credimax.

The average term of the combined credit portfolio (Credimax + Banco Azteca) at the end of 1Q03 was 50 weeks, representing one-week and two-week increases from the 49 weeks and 48 weeks reported in 4Q02 and 1Q02, respectively. The rationale behind the extension in payment terms promoted since September 2001 is that extending terms makes financing more attractive, while securing a longer revenue stream for the company. In addition, it is also a response to the competitive threat posed by the lengthening of credit terms from our main competitors.

At the end of 1Q03, we had a combined total of 2.218 million active credit accounts, compared to 1.880 million in 1Q02, a 18% increase. Combined gross customer accounts receivable reached Ps. 4.7 billion, compared to Ps. 4.3 billion at the end of 1Q02. Out of these totals, Banco Azteca had over 1.1 million active credit accounts and a Ps. 2.62 billion credit portfolio (Ps. 2.54 billion and Ps. 80 million in consumer and personal loans, respectively). The

P15

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

GENERAL DIRECTOR REPORT

ANNEX 1

collection rate of Banco Azteca remains at the same excellent historic level maintained by Grupo Elektra.

2.2	Banco Azteca Guardadito Savings Accounts

Banco Azteca’s savings program continues with its positive trend started since its first day of operation at the end of October 2002. Net deposits reached Ps. 1.5 billion at the end of 1Q03, a 98% QoQ increase compared with net deposits of Ps. 786 million at the end of 4Q02. Over the same period, the number of accounts rose by 536,000 to 1.6 million approximate and the average balance per account increased 36% from Ps. 714 in 4Q02 to Ps. 974 pesos in 1Q03.

3.0	Balance Sheet

For more details on our Balance Sheet please see page 3 of the attached pages to this press release (“tríptico”).

Total debt with cost was Ps. 3.8 billion at the end of 1Q03, with 80% of it placed long term, compared with Ps. 4.8 billion for the year-ago period. Net debt at the end of 1Q03 was Ps. 1.5 billion, a 40% decrease compared to Ps. 2.6 billion at the end of 1Q02.

The above was the result of the financial strategy implemented by the company for 2003 with the short-term objective of pre-paying expensive debt and reducing exposure to dollar-denominated liabilities. During 1Q03 Grupo Elektra paid off its US$130 million syndicated loan and US$ 52 million of its outstanding Euro commercial paper. In addition, the company was able to complete the anticipated amortization of its outstanding public securitization program representing a face value amount of Ps 2.45 billion.

The resources for the above-mentioned payments came largely from the cash position of the company, the issuance of debt in pesos for approximately Ps. 550 million, the sale of assets to Banco Azteca used in its day-to-day operations (Ps. 650 million) and a series of private securitization of accounts receivable conducted by Elektrafin (Ps. 1.7 billion). Banco Azteca acquired the preferred certificates issued by a trust in connection with such securitizations. These transactions led to the proper allocation of assets and enhance the transparency between banking and retailing operations

P16

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

NOTE 1 - COMPANY OPERATIONS AND DISCONTINUED OPERATIONS:

Grupo Elektra, S. A. de C. V. (Grupo Elektra) and subsidiaries (the company) are mainly engaged in the purchase and sale, distribution, importation and exportation of consumer electronics, major appliances, household furniture, telephones and computers. A significant portion of the company’s revenues arise from installment sales. Additionally, the company offers a series of complementary products and services, the most important of which are money transfer services from the United States of America to Mexico, as well as within Mexico, and extended warranty services for electronics and appliances. The company operates the following stores:

As from November 2002 and, as a result of the incorporation of Banca Azteca, S. A., Institución de Banca Múltiple (Banca Azteca), in addition to the commercial activities that Grupo Elektra has carried out through its subsidiaries, the bank and credit services rendered by Banca Azteca are recognized by the equity method.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Following is a summary of significant accounting policies, including the concepts, methods and criteria related to recognition of the effects of inflation on the financial statements:

a. Recognition of the effects of inflation -

The consolidated financial statements are expressed in constant pesos of purchasing power as of maRCH 31, 2003 and have been prepared in conformity with accounting principles generally accepted in Mexico (Mexican GAAP), in accordance with the following policies:

- Investments in marketable securities are stated at market value.

- Inventory and cost of sales are restated by the replacement cost method.

- Property, furniture, equipment and investment in stores, minority Investments in shares, goodwill and the components of stockholders’ equity are restated by applying factors derived from the National Consumer Price Index (NCPI).

- The gain on Net monetary position represents the effects of inflation, as measured by the NCPI, on the monthly Net monetary liabilities and assets during the year, restated to pesos of the purchasing power as of the end of the most recent period.

- The loss from holding nonmonetary assets represents the amount by which nonmonetary assets have increased less than the inflation rate measured in terms of the NCPI, and is included in stockholders’ equity under the caption “loss from holding nonmonetary assets”.

- The NCPI factor used to recognize the effects of inflation on the financial statements was 104.261 and 98.692 as of March 31, 2003 and 2002, respectively.

P17

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

b. Presentation of the statement of income -

To allow for better matching of revenues with the costs needed to produce them, revenues include income resulting from the sale of merchandise and the accrued interest from installment sales, less the monetary loss on receivables and increased by the penalty interest.

Additionally, the cost of sales includes the cost of merchandise sold, the cost of financing the installment sales, less the monetary gain on financing of receivables and the allowance for doubtful accounts.

c. Principles of consolidation -

In the accompanying consolidated financial statements, the company’s investment in Banca Azteca is recorded by the equity method, considering the non-homogenous nature of Banca Azteca’s operations, as well as its materiality as of March 31, 2003. Banca Azteca prepares and publicizes its financial statements, in accordance with accounting rules and practices issued by the “National Banking and Securities Commission”, which in the case of Banca Azteca, are similar to accounting principles generally accepted in Mexico.

Except for the matter mentioned in the preceding paragraph, the consolidated financial statements include the accounts of the company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

d. Cash and cash equivalents -

The company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

e. Revenue recognition -

The company recognizes revenue on the accrual basis when goods are delivered to customers. Interest and installment sales mark-up are credited to income on a straight-line basis over the life of the respective installment contracts (normally from 13 to 65 weeks).

Revenues from money transfer services represent the commissions paid by Western Union to Elektra arising from money transfers collected in Elektra and SyR stores, plus a share of the foreign exchange gain, as well as commissions paid by Elektra customers for money transfers within Mexico. Both types of commissions are recorded as the services are provided.

Revenues from extended warranty services are recorded as deferred income on the date the corresponding warranty certificates are sold, and are credited to income using the straight-line method over the terms of the extended warranties (from two to five years).

Revenues from penalty interest are recorded when they are collected.

f. Allowance for doubtful accounts -

P18

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

The company increases the allowance for doubtful accounts at the time of any installment sale by an amount equal to five percent of the cash price of the merchandise sold, plus the mark-up, less the down payment, if any. This method is based on the historical experience of the company and represents management’s best estimate of losses derived from accounts receivable. The company follows the policy of writing off all customer balances outstanding more than ninety days against the allowance for doubtful accounts.

g. Inventories and cost of sales -

Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Note 2a. Amounts of inventories so determined do not exceed current market value. (See Note 5).

h. Property, furniture, equipment and investment in stores -

Property, furniture and equipment are expressed at acquisition cost and are restated as explained in Note 2a. Investment in stores represents major improvements necessary for the stores operated by the company and is restated as mentioned in Note 2a.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the company’s fixed assets. Amortization of investment in stores is calculated by the straight-line method over periods no longer than five years.

i. Investments in shares -

The investment in Comunicaciones Avanzadas, S. A. de C. V. (CASA) is accounted for by the equity method, and is shown in the statement of income net of the amortization of the related goodwill.

Other investments in shares of companies in which the company’s interest is less than 10% are stated originally at cost, and restated as mentioned in Note 2a.

j. Goodwill and negative goodwill

The excess of cost over the book value of the shares of subsidiaries and equity investees acquired (goodwill) is amortized over twenty years.

Negative goodwill is amortized over five years and resulted when Grupo Elektra acquired 94.3% of the Grupo SyR, S. A. de C. V. shares.

k. Income tax (IT) and employees’ statutory profit sharing (ESPS) -

The company recognizes deferred tax effects by applying the income tax rate to all differences between book and tax values of assets and liabilities, and considering tax loss carryforwards and asset tax carryforwards that have a high probability of realization.

Deferred ESPS is calculated based on nonrecurring temporary differences between the book profit and the ESPS base.

P19

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

l. Labor obligations -

Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the noncontributory retirement plans established by the company’s subsidiaries for their employees, are recognized as expenses of the years in which the services are rendered, based on actuarial studies.

Plan benefits are primarily based on employees’ years of service, which the company estimates to be an average of 25 years, and on remuneration at retirement.

Other severance compensation to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

m. Impairment of long-lived assets -

The company periodically evaluates the carrying value of its fixed assets, goodwill and other intangible assets, to determine whether there are any impairment losses. No event has been identified that would indicate an impairment of the value of material long-lived assets recorded in the accompanying consolidated financial statements.

n. Transactions in foreign currencies and translation of foreign operations -

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates on which they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

The figures of the consolidated operations of the subsidiaries in Central and South America are translated as per the methodology established in Statement B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Subsidiaries”. In accordance with the provisions of this statement, the figures of said subsidiaries are restated by applying inflation factors of the country of origin, converting the assets and liabilities (monetary and nonmonetary), as well as income and expenses, at the exchange rate in effect on the balance sheet date.

o. Earnings per share -

Earnings per share is computed in accordance with Statement B-14 “Earnings per Share”, by dividing the net consolidated income by the weighted average number of shares outstanding during 2003 and 2002.

p. Derivative financial instruments -

Transactions with derivatives instruments are recognized in the balance sheet as either assets or liabilities at fair value at the end of each year.

Gains and losses on forward currency exchange contracts, options and interest-rate swaps are recorded in

P20

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

income for the year and are included in the comprehensive financing cost. These financial instruments are valued at the end of the year as per the same valuation criteria applied to the assets and liabilities covered.

Gains and losses on derivative transactions involving instruments indexed to the company’s stock are recorded in paid-in capital, as these transactions are carried out with the company’s own shares. The interest expense on the transactions, as well as dividends pertaining to these shares, are recorded in results for the year.

The company does not enter into this kind of transactions for speculative purposes. The counterparties in these derivative transactions are normally major financial institutions which have granted loans to the company, thus, the risk of noncompliance by these institutions of agreed-upon commitments is very unlikely.

q. Comprehensive income -

Comprehensive income means the net income for the year, plus any items which, in accordance with other statements, must be recorded directly in stockholders’ equity and are not capital contributions, reductions or disbursements.

r. Use of estimates -

Preparation of financial statements in conformity with Mexican GAAP requires that management make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

s. Recently issued accounting standards -

In December 2001, the Mexican Institute of Public Accountants (MIPA) issued revised Statement C-8 “Intangible Assets”, which supersedes Statement C-8. The provisions of this new statement are required to be applied as from January 1, 2003.

Statement C-8 provides a clear definition of research and development costs, providing that only development costs may be deferred to a future period. Furthermore, Statement C-8 states that preoperating costs should be expensed as a period cost, unless they can be classified as development costs. Statement C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful life.

In November 2001, the MIPA issued revised Statement C-9 “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments”, which supersedes the original Statements C-9 and C-12. The provisions of this new statement are required to be applied beginning on January 1, 2003.

Statement C-9 establishes a methodology for the valuation, presentation and disclosure of liabilities and provisions, as well as for the valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, this statement establishes guidelines for the recognition of liabilities and cancellation of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it

P21

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Statement C-9 states that all contingent liabilities whose realization is probable must be accounted for and disclosed in the financial statements, contingent liabilities whose realization is possible should not be accounted for in the financial statements, but must be disclosed, and contingent liabilities whose realization is remote should not be accounted for in the financial statements and need not be disclosed. Statement C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed the company’s immediate needs or if the commitment is considered a contracted obligation.

The adoption of Statements C-8 and C-9 is not expected to have a significant impact on the company’s financial position and results of operation.

P22

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

BREAKDOWN OF INVESTMENT IN SHARES

ANNEX 3

				TOTAL AMOUNT

NAME OF THE	MAIN	NUMBER	% OF	Acquisition	Current
COMPANY	ACTIVITIES	OF SHARES	OWNERSHIP	Cost	Value

ASSOCIATED COMPANIES
1 COMUNICACIONES AVANZADAS, S.A. DE C.V.	HOLDING COMPANY	626,144	35.84	260,538	818,716
2 TV AZTECA, S.A. DE C.V.	HOLDING COMPANY	7,522,716	0.40	7,523	31,696
3 PROTEÍNAS POPULARES, S.A. DE C.V.	FOOD PRODUCTS	7,178,500	49.00	7,179	53,834
4 GRUPO EMPRESARIAL ELEKTRA, S.A. DE C.V.	HOLDING COMPANY	499	1.00	26,813	43,331
5 GRUPO COTSA, S.A. DE C.V.	HOLDING COMPANY	1,923,129	0.63	4,162	6,726
6 BANCA AZTECA, S.A.	FINANCIAL SERVICES	580,112,000	100.00	580,112	484,244
7 AFORE AZTECA, S.A. DE C.V.	FINANCIAL SERVICES	54,000,000	100.00	54,000	54,108
8 OTHER 4 COMPANIES		698	—	13,552	66,947

TOTAL INVESTMENT IN ASSOCIATED COMPANIES				953,879	1,559,602

OTHER PERMANENT INVESTMENTS					—

TOTAL					1,559,602

P23

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

PROPERTY, PLANT AND EQUIPMENT

ANNEX 4

						NET
						RESTATED
	ACQUISITION	ACCUMULATED	BOOK		RESTATED	BOOK
CONCEPT	COST	DEPRECIATION	VALUE	RESTAMENT	DEPRECIATION	VALUE

PROPERTY	264,497	(48,049)	216,448	1,961,865	(1,498,759)	679,554
MACHINERY	132,737	(45,759)	86,978	169,694	(100,478)	156,194
TRANSPORTATION EQUIPMENT	132,777	(55,535)	77,242	68,287	(52,448)	93,081
OFFICE EQUIPMENT	180,849	(64,496)	116,353	306,862	(204,104)	219,111
COMPUTERS	576,878	(506,378)	70,500	386,672	(366,705)	90,467
OTHER	931,925	(117,503)	814,422	205,603	(134,575)	885,450

TOTAL DEPRECIABLE ASSETS	2,219,663	(837,720)	1,381,943	3,098,983	(2,357,069)	2,123,857

LAND	108,990		108,990	855,450		964,440
CONSTRUCTIONS IN PROGRESS			—			—
OTHER			—			—

NOT DEPRECIABLE ASSETS	108,990	—	108,990	855,450	—	964,440

TOTAL	2,328,653	(837,720)	1,490,933	3,954,433	(2,357,069)	3,088,297

P24

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

BANK DEBT BREAKDOWN

ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign crrency with national institutions

Credit Type /	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years

UNSECURED DEBT
BBVA BANCOMER, S.A.	5/13/2003	11.35	210,000
BBVA BANCOMER, S.A.	5/13/2003	11.40	90,000
BANORTE, S.A.	4/28/2003	12.05	100,000
BANAMEX, S.A.	9/9/2003	12.05	100,000
BANCO DEL BAJÍO, S.A.	5/9/2003	13.00	50,000
DERIVATIVES
ACCRUED INTEREST			5,391

TOTAL			555,391	—	—	—	—	—	—	—

STOCK MARKET DEBT
PUBLIC INVESTORS	8/1/2008	12.00

TOTAL			—	—	—	—	—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Amortization of credits in foreign crrency with foreign institutions

Credit Type /	Current	Until	Until	Until	Until	Until
Institution	Year	1 year	2 years	3 years	4 years	5 years

UNSECURED DEBT
BBVA BANCOMER, S.A.
BBVA BANCOMER, S.A.
BANORTE, S.A.
BANAMEX, S.A.
BANCO DEL BAJÍO, S.A.
DERIVATIVES	160,735
ACCRUED INTEREST	1,329

TOTAL	162,064	—	—	—	—	—

STOCK MARKET DEBT
PUBLIC INVESTORS						2,964,500

TOTAL	—	—	—	—	—	2,964,500

P25

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

CREDITS BREAKDOWN

ANNEX 5

			Denominated in Pesos

Credit Type /	Amortization	Interest		More than
Institution	Date	Rate	Until 1 year	1 year

SUPPLIERS
MABE DE MÉXICO, S. DE R.L.			456,008
VITROMATIC COMERCIAL, S.A. DE C.V.			310,160
LG ELECTRONICS DE MÉXICO, S.A. DE C.V.			200,797
FACTORAJE			186,284
SONY DE MÉXICO, S.A. DE C.V.			132,341
PANASONIC DE MÉXICO, S.A. DE C.V.			118,564
SAMSUNG ELECTRONICS, S.A. DE C.V.			117,872
DAEWOO ELECTRONICS CORPORATION			106,840
DE MÉXICO, S.A. DE C.V.
CENTRAL AND SOUTH AMERICAN SUPPLIERS
MULTITRADE INTERNATIONAL, S.A. DE C.V.			64,044
PHILIPS MEXICANA, S.A. DE C.V.			56,278
RADIOMÓVIL DIPSA, S.A. DE C.V.			49,082
GRUPO COMERCIAL GOMO, S.A. DE C.V.			42,687
BICICLO, S.A. DE C.V.			25,901
BICICLETAS MERCURIO, S.A. DE C.V.			22,651
HEWLETT PACKARD DE MÉXICO, S.A. DE C.V.			21,843
COMPAQ, S.A. DE C.V.			21,251
COMERCIALIZADORA THOMPSON, S.A. DE C.V.			21,070
BSH ELECTRODOMÉSTICOS, S.A. DE C.V.			20,216
MOTOROLA			—
GLENAYRE ELECTRONICS, INC.			—
KOBLENZ ELÉCTRICA, S. DE R.L.			19,079
GILAT SATELLITE			—
MANUGISTICS, INC.			—
OTHER			7,957

TOTAL SUPPLIERS			2,000,925	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

Amortization of credits in foreign crrency with national institutions

Credit Type /	Current	Until	Until	Until	Until	Until
Institution	Year	1 year	2 years	3 years	4 years	5 years

SUPPLIERS
MABE DE MÉXICO, S. DE R.L.
VITROMATIC COMERCIAL, S.A. DE C.V.
LG ELECTRONICS DE MÉXICO, S.A. DE C.V.
FACTORAJE
SONY DE MÉXICO, S.A. DE C.V.
PANASONIC DE MÉXICO, S.A. DE C.V.
SAMSUNG ELECTRONICS, S.A. DE C.V.
DAEWOO ELECTRONICS CORPORATION
DE MÉXICO, S.A. DE C.V.
CENTRAL AND SOUTH AMERICAN SUPPLIERS
MULTITRADE INTERNATIONAL, S.A. DE C.V.
PHILIPS MEXICANA, S.A. DE C.V.
RADIOMÓVIL DIPSA, S.A. DE C.V.
GRUPO COMERCIAL GOMO, S.A. DE C.V.
BICICLO, S.A. DE C.V.
BICICLETAS MERCURIO, S.A. DE C.V.
HEWLETT PACKARD DE MÉXICO, S.A. DE C.V.
COMPAQ, S.A. DE C.V.
COMERCIALIZADORA THOMPSON, S.A. DE C.V.
BSH ELECTRODOMÉSTICOS, S.A. DE C.V.
MOTOROLA
GLENAYRE ELECTRONICS, INC.
KOBLENZ ELÉCTRICA, S. DE R.L.
GILAT SATELLITE
MANUGISTICS, INC.
OTHER

TOTAL SUPPLIERS	—	—	—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Amortization of credits in foreign crrency with foreign institutions

Credit Type /	Current	Until	Until	Until	Until	Until
Institution	Year	1 year	2 years	3 years	4 years	5 years

SUPPLIERS
MABE DE MÉXICO, S. DE R.L.
VITROMATIC COMERCIAL, S.A. DE C.V.
LG ELECTRONICS DE MÉXICO, S.A. DE C.V.
FACTORAJE
SONY DE MÉXICO, S.A. DE C.V.
PANASONIC DE MÉXICO, S.A. DE C.V.
SAMSUNG ELECTRONICS, S.A. DE C.V.
DAEWOO ELECTRONICS CORPORATION
DE MÉXICO, S.A. DE C.V.
CENTRAL AND SOUTH AMERICAN SUPPLIERS	68,714
MULTITRADE INTERNATIONAL, S.A. DE C.V.
PHILIPS MEXICANA, S.A. DE C.V.
RADIOMÓVIL DIPSA, S.A. DE C.V.
GRUPO COMERCIAL GOMO, S.A. DE C.V.
BICICLO, S.A. DE C.V.
BICICLETAS MERCURIO, S.A. DE C.V.
HEWLETT PACKARD DE MÉXICO, S.A. DE C.V.
COMPAQ, S.A. DE C.V.
COMERCIALIZADORA THOMPSON, S.A. DE C.V.
BSH ELECTRODOMÉSTICOS, S.A. DE C.V.
MOTOROLA	20,084
GLENAYRE ELECTRONICS, INC.	19,537
KOBLENZ ELÉCTRICA, S. DE R.L.
GILAT SATELLITE	12,831
MANUGISTICS, INC.	8,085
OTHER	4,140

TOTAL SUPPLIERS	133,391	—	—	—	—	—

P26

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CREDITS BREAKDOWN

ANNEX 5

			Denominated in Pesos

Credit Type /	Amortization	Interest		More than
Institution	Date	Rate	Until 1 year	1 year

OTHER LIABILITIES
OTHER			207,980

OTHER CURRENT LIABILITIES AND OTHER CREDITS			207,980	—

			2,764,296	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

Amortization of credits in foreign crrency with national institutions

Credit Type /	Current	Until	Until	Until	Until	Until
Institution	Year	1 year	2 years	3 years	4 years	5 years

OTHER LIABILITIES
OTHER
OTHER CURRENT LIABILITIES AND OTHER CREDITS	—	—	—	—	—	—

	—	—	—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Amortization of credits in foreign crrency with foreign institutions

Credit Type /	Current	Until	Until	Until	Until	Until
Institution	Year	1 year	2 years	3 years	4 years	5 years

OTHER LIABILITIES
OTHER	140,105		15,057

OTHER CURRENT LIABILITIES AND OTHER CREDITS	140,105	—	15,057	—	—	—

	435,560	—	15,057	—	—	2,964,500

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	10.78
LEMPIRAS	17.40
QUETZALES	7.95
SOLES	3.48

P27

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

TRADE BALANCE AND MONETARY POSITION IN FOREIGN CURRENCY
T(Thousands of Mexican Pesos)
ANNEX 6

	U.S. DOLLARS		OTHER CURRENCIES
					TOTAL
	Thousands	Thousands	Thousands	Thousands	THOUSANDS
TRADE BALANCE	of U.S. Dollars	of Pesos	of U.S. Dollars	of Pesos	OF PESOS

1. INCOME
EXPORTS
OTHER	7,988	87,512	18,664	201,199	288,711
TOTAL	7,988	87,512	18,664	201,199	288,711
2. EXPENDITURES
IMPORTS (RAW MATERIALS)					—
INVESTMENTS
OTHER	14,995	161,645	15,526	167,373	329,018
TOTAL	14,995	161,645	15,526	167,373	329,018

NET BALANCE	(7,007)	(74,133)	3,138	33,826	(40,307)

FOREIGN CURRENCY POSITION
TOTAL ASSETS
TOTAL LIABILITIES	—	—	—	—	—
SHORT-TERM LIABILITIES
LONG-TERM LIABILITIES

NET BALANCE

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	10.78
LEMPIRAS	17.40
QUETZALES	7.95
SOLES	3.48

P28

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN CURRENCY
T(Thousands of Mexican Pesos)
ANNEX 6

	MONETARY	MONETARY	MONETARY	MONTHLY	GAIN
MONTH	ASSETS	LIABILITIES	POSITION	INFLATION	(LOSS)

JANUARY	6,260,406	8,451,507	2,191,101	0.40	8,858
FEBRUARY	5,027,092	7,230,122	2,203,030	0.28	6,120
MARCH	5,210,513	7,027,726	1,817,213	0.63	11,471
RESTATEMENT			—		114
CAPITALIZATION			—		—
FOREIGN CORP.			—		—
OTHER			—		—

TOTAL					26,563

P29

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET

ANNEX 8

FINANCIAL LIMITATIONS IN ACCORDANCE WITH INDENTURES

NOT APPLICABLE

CURRENT SITUATION OF FINANCIAL LIMITATIONS

NOT APPLICABLE

BONDS AND/OR MEDIUM-TERM NOTES CERTIFICATE

P30

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

PLANT OR	ECONOMIC	PLANT	UTILIZATION
CENTER	ACTIVITY	CAPACITY	%

NOT APPLICABLE

NOTES:
 THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY DOES NOT HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITIY IS PERFORMED THROUGH ITS MORE THAN 800 BRANCHES (MOST OF THEM ARE LEASED), LOCATED THROUGHOUT MEXICO, CENTRAL AND SOUTH AMERICA.

P31

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

COST OF
	MAIN		MAIN		PRODUCTION
DOMESTIC	SUPPLIERS	IMPORTED	SUPPLIERS	DOMESTIC	(%)

NOT APPLICABLE

NOTES:
 THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY ONLY COMMERCIALIZES FINISHED GOODS AND DOES NOT HAVE ANY PRODUCTION PROCESS.

P32

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
DOMESTIC SALES
ANNEX 11

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET	MAIN

	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS

VIDEO			337	633,999
MARK-UP			—	576,564
AUDIO			190	454,034
WASHERS AND DRYERS			128	309,684
REFRIGERATORS			97	307,352
TELEPHONES			250	272,540
STOVES AND GRILLS			123	223,297
COMPUTERS			95	155,680
MATRESSES			155	149,916
SMALL APPLIANCES			402	102,580
LIVING ROOMS			22	101,270
BYCICLES			95	99,454
OTHER			—	71,580
MONEY TRANSFERS			—	59,543
ANTE-DININGS			24	56,240
BEDROOMS			15	50,355
EXTENDED WARRANTIES			—	48,471
BEDS AND BUNK BEDS			40	46,465
WARDROBES			20	28,066
AIR CONDITONING			34	27,632
PHOTO DEVELOPING			123	23,775
KITCHENS			4	19,706
BOOKCASES			14	19,362
DINING ROOMS			5	16,737
TYPE WRITING MACHINES			18	16,382
ENTERTAINMENT GAMES			11	16,194
TABLES			15	14,219
SEWING MACHINES			9	14,051
BOX SPRINGS			15	12,654
CUPBOARDS			13	12,333
KITCHEN BELLS			9	3,984
CHAIRS			7	2,352
VACUUM CLEANERS			1	192
PAGERS			1

TOTAL				3,946,663

P33

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
ANNEX 11

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES			MAIN

	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	COSTUMERS

OTHER SALES				194,141
MONEY TRANSFERS				87,643
PENALTY INTEREST				4,973
EXTENDED WARRANTIES				1,955

TOTAL				288,712

P34

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter:	1	Year:	2003

CALCULATION OF NET TAX INCOME ACCOUNT (NTIA) CALCULATION SCHEDULE
(Thousands of Mexican Pesos)
ANNEX 12

NTEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NTIA BALANCE AS OF DECEMBER 31st, 2002		20,461

Number of shares outstanding at the date		237,599,460

	Are theses figures fiscally audited?
	Are theses figures fiscally consolidated?

DIVIDENDS COLLECTED IN THE PERIOD

		NUMBER OF	DATE OF
QUARTER	SERIES	OUTSTANDING SHARES	SETTLEMENT	AMOUNT

DETERMINATION OF NTIA FOR THE PRESENT YEAR

NTIA FROM THE PERIOD FROM JANUARY 1 TO MARCH 31, 2003

TAX INCOME

- INCOME TAX

+ DEDUCTIBLE EMPLOYEES´ STATUTORY PROFIT SHARING

- EMPLOYEES´ STATUTORY PROFIT SHARING

- REINVESTED TAX EARNINGS

- NON-DEDUCTIBLE EXPENSES

NTIA FOR THE PERIOD

BALANCE OF NTIA AT THE END OF THE PERIOD

NTIA BALANCE AS OF MARCH 31, 2003	226,421

Number of shares outstanding at the date	237,612,318

P35

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

ANALYSIS OF CAPITAL STOCK

FEATURES OF THE COMMON SHARES

							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Pesos)

	FACE	CURRENT	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE

ONLY	2.30500	—	237,612,318		78,222,947	159,389,371	547,649

TOTAL			237,612,318	—	78,222,947	159,389,371	547,649	—

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK AT THE DATE OF REPORTING:
237,612,318

SHARES PROPORTION BY:
CPOSs: UNITS: ADRs: GDRs: ADSs: GDSs:

REPURCHASED OWN SHARES

	NUMBER	AVERAGE COST	MARKET PRICE
SERIES	OF SHARES	OF REPURCHASE	AT END OF QUARTER

ONLY	7,448,242	48.24000	22.06300

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

DECLARATION FROM THE COMPANY OFFICERS RESPONSIBLE FOR THE INFORMATION

I HEREBY DECLARE THAT THE BASIC FINANCIAL INFORMATION SUPPLIED TO THE STOCK EXCHANGE CORRESPONDING TO THE PERIOD COMPRISED FROM JANUARY 1st TO MARCH 31, 2003 AND 2002 WAS OBTAINED FROM OUR ACCOUNTING AUTHORIZED RECORDS, AND WAS THE RESULT OF APPLYING THE ACCOUNTING PRINCIPLES AND DISPOSITIONS ISSUED BY THE MEXICAN INSTITUTE OF CERTIFIED ACCOUNTANTS, AND THOSE OF THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (CNBV).

THE ACCOUNTING PRINCIPLES, AS WELL AS THE GROUPING OF THE CAPTIONS AND AMOUNTS FOR THE ABOVE MENTIONED PERIOD WERE APPLIED BY USING THE SAME BASIS FOR THE PREVIOUS PERIOD

C.P. MAURO AGUIRRE REGIS CONTROLLING DIRECTOR	C.P. GILDARDO LARA BAYÓN CONSOLIDATION MANAGER

MEXICO CITY AT APRIL 28, 2003